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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act Of 1934

                               -------------------

                      JACOBSON RESONANCE ENTERPRISES, INC.
                      ------------------------------------
                 (Name of Small Business Issuer in Its Charter)

           Nevada                                       65-0684400
           ------                                       ----------
  (State or Other Jurisdiction of          (IRS Employer Identification Number)
  Incorporation or Organization)

                        9960 Central Park Boulevard, #302
                            Boca Raton, Florida 33428
                                 (561) 477-8020
                                 --------------
          (Address and Telephone Number of Principal Executive Offices)

                          Copies of communications to:

                           William C. Phillippi, Esq.
                                Broad and Cassel
                            Broward Financial Centre
                      500 E. Broward Boulevard, Suite 1130
                         Fort Lauderdale, Florida 33394
                          Telephone No. (954) 764-7060
                         -------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                 Name of each exchange on which registered
-------------------                 -----------------------------------------

         None
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Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)



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SPECIAL NOTE - FORWARD LOOKING STATEMENTS

         CERTAIN STATEMENTS CONTAINED IN THIS REGISTRATION STATEMENT, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS" AND WORDS OF SIMILAR IMPORT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS.

         THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE SUCCESS AND SUBSEQUENT ACCEPTANCE OF NEW MEDICAL RESEARCH AND DEVELOPMENT; THE REGULATORY FRAMEWORK OF THE HEALTH CARE INDUSTRY; THE COMPANY'S ABILITY TO CREATE, SUSTAIN, MANAGE OR FORECAST ITS GROWTH; ITS ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; ITS ABILITY TO PROTECT TECHNOLOGY; CHANGES IN ITS BUSINESS STRATEGY OR DEVELOPMENT PLANS; COMPETITION; DEMOGRAPHIC CHANGES; BUSINESS DISRUPTIONS; ADVERSE PUBLICITY; AND INTERNATIONAL, NATIONAL AND LOCAL GENERAL ECONOMIC AND MARKET CONDITIONS.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

The Company

         Jacobson Resonance Enterprises, Inc. (the "Company"), is in the development stage and has not had any significant revenue from operations to date. The Company is a Nevada corporation incorporated on March 6, 1988, and originally known as Pioneer Services International, Ltd. On June 4, 1996, the Company acquired Jacobson Resonance Machines, Inc., a closely-held Florida corporation, in exchange for 57,220,000 shares of the Company's common stock, or a 92% equity interest in the Company. On July 30, 1998, the Company changed its name to Jacobson Resonance Enterprises, Inc.

         The Company is developing electromagnetic resonance technology patented by Dr. Jerry I. Jacobson ("Jacobson Resonance") for applications in the medical, commercial, agriculture and industrial industries. The Company is currently negotiating, and will continue to use, joint venture and licensing arrangements, as well as its own resources, to develop, manufacture, distribute and market products using Jacobson Resonance for various applications.


The Technology

         The principles behind Jacobson Resonance are derived from physics. Dr. Jerry I. Jacobson, trained as a dentist and oral surgeon, developed an interest in magnetotherapy through his extensive research and study of the work of Albert Einstein. Einstein tried in vain to develop an algebraic unified-field equation, which could potentially provide a semblance of order to the way nature works. Although he failed to isolate the principle, Einstein was certain of its possibility and named the principle the "Unified Field Equation." Dr. Jacobson pinpointed the principle that eluded Einstein and became the first person in the world to file a specification with the U.S. Patent Office conceiving the idea of how quantum physics united with relativity. While Dr. Jacobson's specification did not change quantum physics or relativity, he demonstrated a practical way to unite them, adding a new dimension to quantum physics and extending Einstein's theory of relativity.

         Dr. Jacobson has quantified gravity as it relates to matter. According to Dr. Jacobson, if energy equals mass times the speed of light squared, then mass times the speed of light squared equals BVL-q where "B" stands for magnetic field, "V" for velocity, "L" for length and "q" for a unit electrical charge of one coulomb. Dr. Jacobson considers the Jacobson Resonance equation, mc(2) = BVL-q, to be a fundamental law of nature. Reduced to layperson terms, the right side of the equation equals energy created by the interaction of any conductive body with a magnetic field. The left side of the equation represents gravitational energy contained in a mass within a conductor.

         With this newly discovered law of nature, Dr. Jacobson ventured into terrain that was previously believed nonexistent. According to the laws of quantum physics, the pico tesla fields and nanogauss fields (similar to the magnetic profile of the brain, the heart and the liver) were

                                       1
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too weak to produce heat or trigger chemical reactions. It followed that living systems could not be beneficially influenced. Dr. Jacobson set out to build a resonator machine (the "Jacobson Resonator") that would track this new law of nature and, in due course, discover the appropriate resonance for a patient. Once engaged, he firmly believed that living systems could be beneficially influenced. The problem was connecting these very weak force-fields with biochemically induced interactions.


Healthcare Applications

         The Company is designing and developing electromedical and electrotherapeutic medical devices that use Jacobson Resonance for the non-invasive treatment of musculoskeletal injury and disease. The Company's proprietary resonators employ a weak electromagnetic field in harmony with the human body's electromagnetic field to produce gravity waves and electromagnetically-induced vibrations, which in turn seem to render viruses and bacteria incapable of invading healthy cells and to allow infected cells to regain normalcy. This technology is based on the principle of magnetotherapy, which attempts to treat human pathologies with magnetic force-fields.

         The natural process of musculoskeletal tissue healing involves a complex interaction of several physiological processes, which include the stimulation of specific cells such as osteoblasts, fibroblasts and endothelial cells. When an injury occurs, growth factors are produced at the healing site which stimulate selected cells to initiate the healing cascade. In most cases, these cells are able to initiate repair in response to an injury and restore the musculoskeletal tissue to its original strength and structure. Cell stimulation is a necessary component of tissue regeneration and is dependent upon certain triggering events that activate the production of connective tissue. Magnetotherapy, utilizing a non-invasive medical treatment that alters the electromagnetic force-field of a patient, attempts to give the body's natural healing process a push, by increasing the rate of production of the regenerative tissues.

         Currently, in treating human patients, the selection of the electromagnetic field for a particular type of disorder requires trial based upon theory. Achieving resonance has required time and patience because various critical molecules must be identified for a particular disorder in order to reorder electrophysiological states back to normalcy. To the Company's knowledge, there is no other commercially available apparatus or device that is attempting to lock into the patient's magnetic force field and produce vibrations which reinforce and re-establish the normal structure of molecules and coherent communication between atoms. There is increasing research and interest in the phenomena discovered by Dr. Jacobson, and much of this interest has been personally ignited by Dr. Jacobson's many articles and extensive testing.

         The Company is one of many engaged in magnetotherapy. However, its area of interest sets it apart from its competitors. The Company uses very weak force-fields involving pico tesla fields, nanogauss fields and even weaker force-fields. Pico tesla fields are about 50,000,000 times weaker than the earth's geomagnetic field, and nanogauss fields are about 500,000,000 times weaker. To place this in proper perspective, magnetic resonance imaging systems routinely use magnetic force-fields that are 20,000 times stronger than the earth's geomagnetic field.

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

         The Company's approach to magnetotherapy is substantially different from other companies. Most of its competitors work with much stronger force-fields and most magnetotherapy systems rely on fields comparable to the earth's geomagnetic field in strength. For example, Orthologic, Inc., which uses magnetotherapy to heal bone fractures, employs a magnetic-field technology combining a low energy, static magnetic field with a low-energy, alternating magnetic field. That company believes the combination of these alternating force-fields, termed second-generation magnetic-field technology, increases cell stimulation. While previous first-generation technology utilized electromagnetic bone-growth stimulators that only produced an alternating magnetic field, more recent research has revealed that the use of combined static and alternating magnetic-fields increases the potency of the treatment and therefore reduces the required daily treatment time. The magnetic force of the technology used by this company is in the range of the Earth's geomagnetic field.

         By contrast, the electromagnetic force-fields emitted by the Jacobson Resonator are between one million and ten million times weaker than the electromagnetic force-fields emitted by the equipment produced by that company. And that company's equipment is universally regarded as employing a low-energy magnetic field.


Jacobson Resonators for Chronic Pain Reduction

         The Company is using Jacobson Resonance for the reduction of chronic pain. Osteoarthritis, rheumatoid arthritis, lower back injuries, tendinitis, muscle spasms, sports injuries, carpal tunnel and tarsal tunnel syndromes, neuropathy and migraine, tension, cluster, sinus and menstrual headaches all cause chronic pain. Based on data developed by the National Chronic Pain Outreach Association, an estimated 34 million people in the United States of America suffer from chronic pain and approximately 50 million work days are lost annually because of chronic pain.

         There are currently seven different models of the Jacobson Resonator used for the reduction of chronic pain, four of which are designed for clinical use. The largest clinical model is comprised of a pair of Helmholtz coils that are seven feet in diameter and placed on a common axis three and a half feet apart (to encompass a full human frame). The next largest clinical model is comprised of a pair of Helmholtz coils that are four feet in diameter (to treat patients who are lying down.). A third clinical model is comprised of a pair of Helmholtz coils that are 22 inches in diameter and placed on a common axis eleven inches apart, which can be expanded to 16 inches or 20 inches. The fourth clinical model is comprised of a pair of Helmholtz coils that are 18 inches in diameter and placed on a common axis nine inches apart. The latter two models can encompass a human head, joint or portion of a limb.

         The clinical resonators require Food and Drug Administration clearance before they can be commercially used in the United States of America. The Company completed double blind and randomized clinical studies earlier in 1999, and submitted to the FDA on May 27, 1999, its pre-market notification report for the 18-inch Jacobson Resonator in the treatment of osteoarthritis pain of the knee. At the request of the FDA, the Company filed an addendum to the report on September 17, 1999. The Company is currently awaiting the FDA response.

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         The clinical resonators also require CE-Mark approval before they can be commercially used in the European Economic Union. In December 1998, the Company filed its application for CE-Mark approval for the entire chronic pain spectrum for the 18-inch Jacobson Resonator. On April 28, 1999, the 18-inch Jacobson Resonator passed the technical homologation process, meaning that it met all of the electrical, mechanical and electromagnetic requirements so that human, clinical trials could begin in Europe. The Company performed the required clinical trials beginning in early June 1999 and ending in early September 1999. Also in early June 1999, the seven-foot model passed the technical homologation process. Because of the 18-inch Jacobson Resonator clinical trials, no clinical trials of the seven-foot model are expected to be required. The Company anticipates receiving CE-Mark approval for both the 18-inch and seven-foot models sometime in the early part of the fourth quarter of 1999. Once that approval is received, the 22-inch and four-foot clinical models need only pass the technical homologation process before they can be commercially used in the European Economic Union.

         The other three models of the Jacobson Resonator are portable models. One portable model consists of a Helmholtz coil that is nine inches in diameter for use on human limbs. A second portable model is an oval of nine inches by six inches for the treatment of lower back pain. The third model is a single coil that is five inches in diameter and designed for placement anywhere on the human body. The portable models do not require either FDA approval for use in the United States of America or CE-Mark approval for use in the European Economic Union.

         The Helmholtz coils are networks of flat and circular coils. Each coil is connected in series to a power generator and attenuator. By design, Helmholtz coils of equal diameter are paired and share a common axis that is equal in length to the radius of either coil. An identical low-level current is conveyed through each coil to ideally produce a homogeneous and evenly dispersed field of magnetic intensity. The amplitudes used are in the pico tesla range and the frequencies are extremely low, generally from 0-28 Hertz (EEG frequencies).

         The Company is also working on a peripheral product, an "intensity sweep" device. Once perfected, this device will be able to scan hundreds of weak electromagnetic fields in a matter of minutes and identify the fields that provide resonance. This technology will eliminate the time-consuming methodology currently employed to determine resonance.

         Quantum Resonance Technologies, Inc. ("QRTI"), builds the prototypes of the Company's clinical and portable resonators and is also making the portable resonators. Benvenutti Electrical Apparatus & Repair, Inc. ("B.E.A.R."), an electrical apparatus manufacturer in Gulfport, Mississippi, collaborates with QRTI and manufactures the Company's clinical resonators.

         In early September 1999, the Company and Akron Bio-Medical Corporation ("ABM") signed a letter of intent, subject to a more definitive agreement, for the licensing and distribution of the portable models of the Jacobson Resonator. ABM would have the exclusive right to market and distribute the portable models through television and radio with a non-exclusive right to market and distribute them through other media. In addition, ABM would also become a manufacturer of the clinical and portable models on a non-exclusive basis.

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

         The Company plans to distribute the clinical models of the Jacobson Resonators in the United States of America through existing medical device distributors. With respect to the portable models, the Company plans to place them in chain stores and other locations where magnet therapy products are currently being sold.

         Alfonso Serrato is leading the European initiative. Mr. Serrato is a director of the Company and a former executive officer of Medtronic, Inc., a New York Stock Exchange company that is a leading manufacturer and distributor of medical devices around the world. Mr. Serrato worked for Medtronic, Inc., in various capacities, including Vice President of Worldwide Manufacturing and Vice President of Pacing Operations, for approximately 18 years until 1996.

         In March 1999, the Company signed a ten-year license agreement with Serrato Enterprises L.L.C., an entity controlled by Mr. Serrato, for the marketing and distribution of the Company's chronic pain reduction products in Europe, Africa and the Middle East, excluding Israel and the nations that formerly constituted the Union of Soviet Socialist Republics. For a summary of the terms of this agreement, please see "Item 7. Certain Relationships and Related Transactions." Serrato Enterprises L.L.C. also currently makes the 18-inch and seven-foot models of the Jacobson Resonator and will make all clinical and portable models for sale in its marketing and distribution territory. The Company expects to enter into a separate supply and manufacturing agreement with Serrato Enterprises L.L.C. as well.

         In early 1999, the Company and Serrato Enterprises L.L.C. began construction of a research/testing and educational training facility in Marbella, Spain. The facility will be operational sometime in the early part of the fourth quarter of 1999.


Other Planned Uses of Jacobson Resonance

         In addition to chronic pain treatment applications, the Company plans to develop Jacobson Resonance for use in other medical, commercial, agricultural and industrial applications. They include the following:

         1. Jacobson Resonance has been shown to be effective in the treatment of cardiac arrhythmias in dogs. The Company believes that this study can lead to the Jacobson Resonator becoming a required medical device for every hospital emergency room. It hopes to license this use to a larger medical products company for development, marketing and distribution.

         2. Jacobson Resonance can restructure water molecules to create greater inter-atomic communication and improve absorption, coherence, cooperativity and harmony between systems, and stability. Studies have demonstrated that resonated drinking water may improve digestion, speed absorption of nutrients in the gastrointestinal tract and provide ancillary benefits such as greater regularity, increased stamina and improved circulation. In July 1999, the Company announced the signing of a letter of intent with Real Pure Beverage Group, LLC, of Jackson, Mississippi, for the use of Jacobson Resonance in multiple water and beverage products lines, including exclusive marketing and distribution.

                  Recently, B.E.A.R. built for the Company a new industrial model of the Jacobson Resonator consisting of three coils each ten feet in diameter that are placed vertically and connected in series for water resonation. After its delivery to Real Pure early in the fourth quarter of 1999, Real Pure will use this machine to resonate its water products.

         3. Resonation of cosmetics, nutraceuticals and pharmaceuticals should promote their respective absorption rates and reduce their respective toxicity to living systems. In July 1999, the Company announced the signing of a letter of intent for technology transfer and licensing with O2 Marketing Group, Inc., a manufacturer of consumer-oriented oxygen products for the cosmetics, nutraceutical and pharmaceutical industries. The Company will grant O2 Marketing Group, Inc., an exclusive license to use Jacobson Resonance for not less than ten years covering the Republic of South Africa. O2 Marketing Group, Inc., will grant the Company a license for not less than ten years covering O2's pure-air system devices, technology and products.

         4. Preliminary testing has shown that resonated water increases total plant weight and fruit weight of vegetables.


Government Regulation

         United States of America
         ------------------------

         In the United States of America, the Company's four clinical Jacobson Resonators for reduction of chronic pain and future clinical products, if any, are subject to extensive regulation by the federal Food and Drug Administration (the "FDA"). Prior to commercial sale in the United States, each of the Company's clinical products must undergo an extensive regulatory approval process conducted by the FDA under the Federal Food, Drug and Cosmetic Act (the "FDC Act"). The FDA regulates the clinical testing, manufacturing, labeling, distributing, and promoting of medical devices. Noncompliance with applicable requirements can result in failure to receive regulatory clearance or approval of devices, total or partial suspension of production, fines, injunctions, civil penalties, recall or seizure of products, and criminal prosecution.

         Medical devices are classified into three classes (I, II, or III) on the basis of the controls necessary to reasonably assure their safety and effectiveness. After consultation with the FDA, the Company's clinical Jacobson Resonators should be classified as Class II devices, subject to demonstration of effectiveness through human clinical trials. They are subject to the general control requirements of the FDC Act, including registration, labeling, pre-market notification, and adherence to Good Manufacturing Practices. They would not be subject to FDA pre-market approval ("PMA") that is required of Class III devices.

         In 1997, the Company filed its submission with the FDA seeking a determination that the 18-inch clinical Jacobson Resonator qualified as a nonsignificant risk ("NSR") device for the treatment of osteoarthritis pain of the knee. On March 4, 1999, the FDA determined that the Company's clinical study of the 18-inch clinical Jacobson Resonator to demonstrate

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effectiveness was an NSR device study because the resonator did not meet the definition of a significant risk device under the applicable provision of the investigational device exemption regulations. This determination in effect means that the resonator meets the FDCA requirements as to safety.

         The Company completed the double blind and randomized clinical studies to demonstrate effectiveness in 1999, and submitted to the FDA on May 27, 1999, its pre-market notification report for the 18-inch Jacobson Resonator in the treatment of osteoarthritis pain of the knee. At the request of the FDA, the Company filed an addendum to the report on September 17, 1999. The Company is currently awaiting the FDA response.

         The Company may decide, or may have to, obtain PMAs and PMA supplements for its future products or other uses. A PMA application must be supported by extensive data, including pre-clinical and clinical trial data, to demonstrate the safety and effectiveness of the device for the uses specified in the PMA application. The Company can not guarantee that any PMA application relating to the Jacobson Resonator that is filed will be granted on a timely basis, if at all.

         If the Company does obtain a PMA, it may be required to file PMA supplements for new or expanded uses of the Jacobson Resonator and for any material modifications to it. If a PMA supplement is not accepted by the FDA for a new or expanded use or material modification of the Jacobson Resonator, the Company must commence and complete the entire pre-market approval process with respect to such use or modification. The Company cannot guarantee that any PMA supplement that it files will be accepted on a timely basis or at all.

         Any products manufactured or distributed by the Company pursuant to FDA clearance or approval are subject to pervasive and continuous regulation by the FDA, including record-keeping requirements, reports of adverse experience with the use of the device, post-market surveillance, post-market registry, and other actions as deemed necessary by the FDA. Product labeling and promoting activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The Company and its agents may promote products only for the products' approved indications. The Company cannot guarantee that the FDA will not impose modifications to the labeling that could adversely affect its ability to market, sell, or be reimbursed for the Jacobson Resonator. In addition, the Company cannot guarantee that it will not become subject to FDA actions should physicians prescribe the Jacobson Resonator for unapproved uses.

         The portable models of the Jacobson Resonator are classified as Class I devices because they are battery-operated, are of nonsignificant risk and have no medical claims associated with them. As a result, they are not subject to FDA approval before marketing, distribution and sale.

         The Company is also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire- hazard control, and disposal of hazardous or potentially hazardous substances. The Company can not guarantee that it will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect upon its business, financial conditions, results of operations, or cash flows.


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         International
         -------------

         In order to market and sell the Jacobson Resonator or any future products in foreign markets, the Company must comply with foreign government regulations. These laws differ substantially from country to country. In Europe, the Company will be required to comply with the Medical Device Directive, which covers most medical devices. Under the Medical Device Directive, effective in June 1998, medical devices must bear a CE mark to be marketed and sold in the European Union. To obtain the CE mark, a manufacturer must demonstrate compliance with product safety requirements as well as quality system requirements. The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association. The Company has received the Ila classification, which references a medical instrument that is non-hazardous, and an active therapeutic and diagnostic device. Through CETECOM, a Spanish firm certified by the European Commission, the Company applied for CE Mark approval and expects to receive the approval in the early part of the fourth quarter of 1999.

         Members of the European Union must accept a CE mark for marketing medical devices without imposing further requirements related to product safety and performance. However, each country may require the use of its own language on labels and instructions for use. In addition, National Competent Authorities, which are required to enforce compliance with the requirements of the Medical Device Directive, can restrict, prohibit, and recall CE-marked products if they are considered to be unsafe. Such a decision must be confirmed by the European Commission to be valid. Member countries may impose additional requirements as long as they do not violate the Medical Device Directive or constitute technical barriers to trade.

         The Company can not say with certainty that the FDA or any foreign regulatory authority will approve its current or future products in a timely manner, if at all. If the Company experiences delays or failure in obtaining such approvals, of if previously granted approvals are rescinded, or if the Company fails to comply with existing or future regulatory requirements, then its business, financial condition, results of operations and cash flows will be materially and adversely affected.


Research and Development

         Current university studies of the effects of Jacobson Resonance upon biological systems consist of the following:


         1. Nerve repair, growth and regeneration - Cornell University Medical College in New York City has completed in vitro sciatic nerve studies in mice, which demonstrated that application of Jacobson Resonance stimulated growth, repair and regeneration of damaged sciatic nerves of mice. Jacobson Resonance especially enhanced the growth, repair and regeneration of the myelin sheath without disturbing the integrity of the cellular and subcellular structures. Similar in vivo studies are ongoing in mice. The principal investigator is Dr. Brij Saxena, a Professor of Endocrinology and Biochemistry at the college, the Director of the

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                  Division of Reproductive Endocrinology in the Department of
                  Obstetrics and Gynecology at Cornell Medical Center /New York Hospital, and a member of the Company's Scientific Advisory Board.

         2. Nerve regeneration - A study on the effect of Jacobson Resonance upon a chemically induced motor neuropathy model in mice is ongoing at Cornell University Medical College and Fairleigh Dickinson University. The principal co-investigators are the husband and wife team of Dr. Brij Saxena and Dr. Anjali Saxena, Professor of Biology and a neuro-scientist at Fairleigh Dickinson University.

         3. Cardiac pacing - The Department of Cardiovascular Research of the University of Oklahoma Health Sciences Center is conducting studies in dogs and has determined that Jacobson Resonance is effective in the treatment of cardiac arrhythmias in dogs. The principal co-investigators are Dr. Benjamin Scherlag, Research Director of the Cardiovascular Laboratory, and Dr. William Yamanashi, Research Professor of Medicine and a Medical Physicist. Drs. Scherlag and Yamanashi are both members of the Company's Scientific Advisory Board.

         4. Angina - Quantitative pain studies in rats to determine whether Jacobson Resonance can reduce angina are occurring at the University of Oklahoma Medical School. The initial data appears promising. The principal investigator is Dr. Robert Foreman, Chairman of Physiology.

         5. Vegetable growth enhancement - The Vegetable Improvement Center of Texas A&M University conducted a pilot study in late 1998 of the effects of resonated spring water on growth and fruiting of yellow crookneck squash. Because of the promising results of this study, the center conducted a second study involving cucumber, radish and squash in 1999. The results remain promising and studies will continue. The principal investigator is Dr. Leonard Pike, the Director of the Vegetable Improvement Center.

         6. Epilepsy - A double blind and randomized clinical pilot study was recently completed at the University of Oklahoma Health Sciences Center to determine whether Jacobson Resonance can reduce the frequency and severity of epileptic seizures. The principal investigator was Dr. Kalarickal J. Oommen, Associate Professor of Neurology and Director of Epilepsy Research. The data from the study is currently being evaluated.

         7. Cancer - In early October 1999, the Company announced that the Veterinary Pharmacology Research Laboratory at Mississippi State University has begun in vitro cancer research using the 22-inch clinical model of the Jacobson Resonator. The research will evaluate the influence of electromagnetic fields in the pico tesla range of strength upon cancer cells. The principal investigator is Dr. Cody Coyne.

         During the first six months of 1999 and 1998, the Company spent $90,877 and $83,401, respectively, on research and development activities. During the fiscal years ended December 31, 1998 and 1997, the Company spent $232,799 and $104,647, respectively, on research and development activities.


Intellectual Property

         The Company is the exclusive licensee of Jacobson Resonance from Dr. Jacobson, who is the sole owner of all patents issued or pending. Dr. Jacobson is also the sole owner of all relevant Jacobson Resonance intellectual property. The Company has the exclusive rights to pursue whatever applications of Jacobson Resonance that it wants. In return, the Company is obligated to pay Dr. Jacobson a 3% or 4% royalty on revenues, depending upon the application.

         Legal standards relating to the validity of patents covering medical devices and biotechnological inventions and the scope of claims made under such patents are still developing. For this reason, the Company cannot guarantee any of the following:

         1. that patent applications will result in the issuance of patents in foreign countries;

         2. that any patents licensed to the Company will be free from challenge and that if challenged, they would be held to be valid;

         3. that any such patents will provide commercially significant protection to the Company's technology, products, and processes; or

         4. that others will not develop substantially equivalent proprietary information that is not covered by patents to which the Company owns rights, or that others will not otherwise obtain access to the Company's know-how.

         The Company has not received any notices alleging, and is not aware of, any infringement by the Company of any other entity's patents. However, because of the volume of patents issued and patent applications filed relating to medical devices, the Company cannot guarantee that current and potential competitors and other third parties have not filed or will not file patent applications, or have not received or will not receive patents, relating to materials or processes it uses or propose to use. Accordingly, the Company cannot guarantee that its products do not infringe any patents or proprietary rights of third parties.

         If another party claims subject matter identical to or overlapping with subject matter Dr. Jacobson has claimed in a United States patent or patent application, the Company may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. Loss of such an interference proceeding would deprive the Company of patent protection sought or previously obtained by Dr. Jacobson. Participating in such proceedings could result in substantial costs, regardless of whether the eventual outcome is favorable.

         In addition to patent protection, the Company relies on trade secrets, proprietary know-how, and confidentiality and assignment of invention agreements with its consultants and medical advisors to protect its intellectual property. The Company cannot say with certainty that any intellectual property that it has will provide it with a competitive advantage or will not be challenged or circumvented by its competitors. The Company cannot say with certainty that its confidentiality and assignment of invention agreements will not be breached or that it would have adequate remedies for any such breach. Finally, the Company cannot say with certainty that its proprietary know-how and intellectual property will not become known or be independently discovered by others.

         Litigation may be necessary to defend against claims of infringement, to enforce patents and copyrights issued or licensed to the Company, or to protect trade secrets. If the Company must litigate such issues, it may be forced to incur substantial costs and to devote substantial resources and time. The Company furthermore cannot guarantee that it would prevail in such litigation, should it arise. In addition, if any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from selling its products or otherwise be required to obtain licenses from the owners of such patents. The Company cannot guarantee that such licenses would be available or, even if available, would be on acceptable terms to it. If the Company is forced to incur substantial costs in litigation or fails to obtain a license, its business, financial condition, results of operations, and cash flows may be materially and adversely affected.


Competition

         The development of electromedical and electrotherapeutic medical devices that can emit a weak electromagnetic field in resonance with the human body's electromagnetic field is in its infancy. To the Company's knowledge, there are only two groups of scientists in the world that are dealing with the pico tesla magnetic-fields.

         One group is at Democrition University of Thrace, Alexandroupolis, Greece. They are primarily engaged in research, but some treatment is being performed for epilepsy and Parkinson's Disease. The supervising professor is Dr. Photios Anninos, the Director of Medical Physics for Democrition University, who is also a member of the Company's Scientific Advisory Board.

         The only other known party working on force-fields this weak is Dr. Reuven Sandyk, a medical physician in Long Island, New York. Dr. Sandyk is a neurologist and he has been treating patients with Parkinson's, Alzheimer's and Multiple Sclerosis. To the Company's knowledge, Dr. Sandyk has not secured an FDA registration number for his resonator device and does not appear to be inclined to go into commercial production with this apparatus. His resonator is merely an extension of his neurological practice .

         Both Dr. Sandyk and Dr. Anninos engage in exploratory research as an extension of their respective practices. Dr. Sandyk, the only U.S.-based group, does not appear to be inclined to navigate the time-consuming and expensive route of securing FDA approval for his apparatus, which is a mandatory precondition for pursuing commercial production of the device. Dr. Anninos, on the other hand, limits his focus predominantly to epilepsy. Both Dr. Sandyk and Dr.

Anninos employ devices with multiple small coils producing heterogeneous fields which, in the opinion of Dr. Jacobson, is not the correct approach.

         Dr. Richard Markoll has established around the world about 150 clinics focusing primarily on the treatment of osteoarthritis using magnetic force-fields that are approximately one million to ten million times more powerful than the force-fields emitted by the Jacobson Resonator. Dr. Markoll seems to be content with limiting himself to this area. These clinics have been in operation for many years. Dr. Markoll has secured a CE Mark but he has not obtained FDA approval.

         Finally, there is a company in Japan called Nikken, which produces permanent magnets. These are very strong magnets which emit force-fields that are millions and even billions of times stronger than the force-fields emitted by the Jacobson Resonator. These magnets claim to improve circulation or to treat pain. To the Company's knowledge, these claims have not been medically substantiated and the FDA has never passed on the validity of these treatments. The Company does not regard these permanent magnets as a true competitor.

         In sum, the Jacobson Resonator does not appear to face direct competition in either the United States of America or abroad.


Employees

         The Company has three full-time employees and they are all executive officers. They are Dr. Jerry I. Jacobson, Ms. Debra Jacobson and Mr. Frank Chaviano. There are no collective bargaining agreements and no employment contracts in force.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Plan of Operation

         The Company is in the development stage and has not had any significant revenue from operations to date. However, the Company anticipates FDA approval of its 18-inch clinical Jacobson Resonator for treatment of chronic pain from osteoarthritis of the knee and CE-Mark approval of its 18-inch and seven-foot clinical Jacobson Resonators for treatment of the whole spectrum of chronic pain in the fourth quarter of 1999. Receipt of those approvals will allow the Company's licensees to make, market, distribute and sell those clinical products on a commercial basis in the United States of America and Europe. In addition, the Company's licensees are currently gearing up to make, market, distribute and sell the Company's portable Jacobson resonators on a commercial basis. The foregoing combination of events is expected to generate ongoing revenue for the Company and thereby bring it out of the development stage into the operating stage during the calendar year 2000.

         Other possible sources of revenue for the Company during the rest of 1999 and/or calendar year 2000 include the following:

         1. Licensing revenue from a larger medical products company for the development, marketing and distribution rights in connection with the use of Jacobson Resonance in the treatment of cardiac arrhythmias. The Company thinks that interest in such a licensing arrangement will be generated by the publication of the results of the completed research in cardiac pacing at the University of Oklahoma Health Sciences Center that Jacobson Resonance is effective in the treatment of cardiac arrhythmias in dogs.

         2. Licensing revenue from Real Pure Beverage Group, LLC, of Jackson, Mississippi, for the use of Jacobson Resonance in multiple water and beverage product lines, including exclusive marketing and distribution. The Company has a letter of intent with Real Pure and is currently negotiating a definitive license arrangement.

         3. Licensing revenue from O2 Marketing Group, Inc., a manufacturer of consumer-oriented oxygen products for the cosmetics, nutraceutical and pharmaceutical industries, for an exclusive license to use Jacobson Resonance for not less than ten years covering the Republic of South Africa. The Company has a letter of intent with O2 and is currently negotiating a definitive license arrangement.

         4. Increases in revenue from its existing licensees for the clinical Jacobson Resonators because of additional FDA and CE-Mark approvals. After receipt of the currently pending applications for FDA and CE-Mark approvals, the Company plans to seek additional FDA approvals for the other three clinical models of the Jacobson Resonator and for treatment of the entire chronic pain spectrum, not just osteoarthritis of the knee. It also plans to seek CE-Mark approval of the other two clinical models of the Jacobson Resonator. These approvals would broaden the product line in both the United States of America and Europe and would broaden the applications for the clinical Jacobson Resonators in the United States of America.

         The Company will continue both use and product research and development for Jacobson Resonance. The Company estimates that the ongoing university research described in the part of Item 1 entitled "Description of Business-Research and Development" will require about $200,000 of the Company's funds through the middle of 2000. It anticipates continued prototyping of additional models of the Jacobson Resonator for varying uses. It estimates that the costs to the Company of such prototyping will be approximately $100,000 through the middle of 2000.

Liquidity and Capital Resources as of June 30, 1999

         The Company's cash on hand at June 30, 1999, was $1,026,046, as compared to $642,680 at December 31, 1998. Revenues for the first six months of 1999 were $16,581, as compared to $19,433 for the first six months of 1998. The Company had a net loss of $2,845,269 for the first half of 1999, as compared to a net loss of $374,438 for the first half of 1998, an increase of $2,470,831. Of that amount, $2,089,099 comes from a one-time, non-cash interest expense as a result of the Company's sale of convertible debentures and warrants to purchase common stock in early June 1999; only $383,231 of the increase is attributable to an increase in total operating expenses.

         The Company's primary source of funds during the first half of 1999 was a private offering of $999,100 in original principal amount of 2% Convertible Debentures Due June 2, 2004, and warrants to purchase 900,000 shares of its common stock at $.001 per share. The debentures are convertible at the option of the holders at any time, and shall be converted at their maturity, into shares of common stock at the lesser of (1) $3.00 per share or (2) 75% of the average closing bid price per share for the five trading days immediately preceding the conversion date, subject to a minimum conversion price of $0.50 per share. Interest on the debentures is payable at conversion or maturity and can be in the form of either cash or shares of common stock, at the option of the Company. The Company received net offering proceeds of $891,390. To date, $874,280 in principal amount of the debentures, plus accrued interest, have been converted into 1,611,003 shares of common stock and all of the warrants have been exercised.

         The Company anticipates that its existing resources will be sufficient to fund its plan of operation through the middle of 2000. By that time, the Company expects to be generating sufficient revenue to fund its plan of operation after then. However, if the Company by that time is not generating any revenue or is generating insufficient revenue for such funding, then the Company may have to seek additional funds through either debt or equity financing.


Liquidity and Capital Resources as of December 31, 1998

         The Company's cash on hand at December 31, 1998, was $642,680, as compared to $3,802 at the end of 1997. Revenues for 1998 dropped slightly to $58,846, as compared to $66,286 for 1997. The Company had a net loss of $952,276 for 1998, as compared to a net loss of $315,319 for 1997.

         The Company completed two private placements during 1998, which were the Company's primary source of funds. In the first offering, the Company sold 4,675,850 shares of common stock at $0.15 per share and received net offering proceeds of $663,970. In the second offering, the Company sold 2,017,999 units at $0.35 per unit and received net offering proceeds of $692,174. Each unit consisted of one share of common stock and a four-year warrant to purchase an additional share of common stock for $0.45 per share.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company is currently renting office space in Boca Raton, Florida, pursuant to a lease that will expire on July 31, 2003, and in Juno Beach, Florida, pursuant to a lease that will expire on August 31, 2000. The Boca Raton office has 2,900 square feet of space and a current annual rent of $90,228. The Juno Beach office has 325 square feet of space and a current annual rent of $12,396.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of October 12, 1999, the beneficial ownership of the voting securities of the Company by each person beneficially owning more than 5% of such securities, by each of the directors and executive officers of the Company, and by the directors and executive officers of the Company as a group.

Name and Address                          Amount and Nature                     Percent of Class
of Beneficial Owner (1)             of Beneficial Ownership (2)                    Outstanding
-----------------------             ---------------------------                 -----------------
Dr. Jerry I. Jacobson                       45,000 shares of Series A
                                            Convertible Preferred Stock (3)           100.0%

                                            10,709,685 shares of
                                            common stock (4)                           29.8%

Alfonso Serrato                               1,726,352 (5)                             4.7%

Debra M. Jacobson                               391,906 (6)                             1.1%

Frank A. Chaviano                               387,572 (7)                             1.1%

All directors and executive officers         13,215,515 (8)                            36.0%
as a group (4 persons)

---------------


(1) The address of each person named in the table is c/o Jacobson Resonance Enterprises, Inc., 9960 Central Park Boulevard, Suite 302, Boca Raton, Florida 33428.

(2) For all entries in the table other than the one for Dr. Jerry I. Jacobson, the figures represent beneficial ownership of shares of the Company's common stock.

(3) Each share of the Series A Convertible Preferred Stock is entitled to 1,000 votes on all matters submitted to a vote of the Company's shareholders. As a result, Dr. Jacobson controls 69.0% of the combined voting power of the Company's outstanding shares of preferred and common stock. The Series A Convertible Preferred Stock is not entitled to any dividends and has a liquidation preference equal to its par value, which is a total of

         $45.00. At the option of Dr. Jacobson, up to one-third of the outstanding shares of the Series A Convertible Preferred Stock can be converted into shares of the Company's common stock beginning in May of each of the years 2000, 2001 and 2002. The conversion ratio is 1,000 shares of common stock for each share of preferred stock.

(4) This figure does not include beneficial ownership of shares of the Company's common stock by Debra M. Jacobson, the wife of Dr. Jacobson, as to which shares Dr. Jacobson disclaims any beneficial interest. Ms. Jacobson's beneficial ownership is separately listed in the table. Together Dr. and Ms. Jacobson beneficially own 11,101,591 shares, or 30.8%, of the Company's common stock. This figure also excludes 200,000 shares owned of record by the Perspectivism Foundation, of which Dr. Jacobson is the founder and a director. Dr. Jacobson disclaims any beneficial interest in those shares.

(5) This figure represents 1,167,495 shares owned of record by Mr. Serrato, 542,857 shares subject to warrants held by Mr. Serrato, and 16,000 shares subject to options granted to Mr. Serrato. It excludes 28,571 shares owned of record by Mr. Serrato's wife and 28,571 shares subject to warrants held by her. Mr. Serrato disclaims any beneficial interest in those shares.

(6) This figure represents 311,906 shares owned of record by Ms. Jacobson and 80,000 shares subject to options granted to Ms. Jacobson. It does not include beneficial ownership of shares of the Company's common stock by Dr. Jerry I. Jacobson, the husband of Ms. Jacobson, as to which shares Ms. Jacobson disclaims any beneficial interest. Together Dr. and Ms. Jacobson beneficially own 11,101,591 shares, or 30.8%, of the Company's common stock. This figure also excludes 200,000 shares owned of record by the Perspectivism Foundation, to which Ms. Jacobson donated the shares and of which Ms. Jacobson is a director. Ms. Jacobson disclaims any beneficial interest in those shares.

(7) This figure represents 307,572 shares owned of record by Mr. Chaviano and 80,000 shares subject to options granted to Mr. Chaviano.

(8) This figure represents 12,496,658 shares owned of record by the Company's directors and executive officers as a group, 176,000 shares subject to options granted to them and 542,857 shares subject to warrants held by them. Taking into account the 45,000 shares of the Company's Series A Convertible Preferred Stock owned by Dr. Jacobson, the Company's directors and executive officers collectively control 71.3% of the combined voting power of the Company's outstanding shares of preferred and common stock.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names and ages of the directors and executive officers and directors of the Company, as well as the positions held by such persons:

                  Name                      Age                        Position (1)
                  ----                      ---                        ------------
         Dr. Jerry I. Jacobson (2)          53               Chairman of the Board, President
                                                             and Chief Executive Officer

         Alfonso Serrato                    55               Director

         Debra M. Jacobson (2)              48               Senior Vice President, Treasurer, Secretary
                                                             and Director

         Frank A. Chaviano                  51               Senior Vice President

----------------

(1) All directors and officers are elected for terms of for one year and until their successors have been elected and qualified. Vacancies in the existing board are filled by majority vote of the remaining directors. Board members are serving without compensation. Officers serve at the pleasure of the Board.

(2) Dr. Jerry I. Jacobson and Debra M. Jacobson are husband and wife.

         Dr. Jerry I. Jacobson has been the Chairman, President and Chief Executive Officer of the Company since June 1996 and of its privately-held predecessor since March 1995. Dr. Jacobson holds a Bachelor of Arts degree in Philosophy from Brooklyn College of the City University of New York and D.D.S. and D.M.D degrees from Temple University. He has also received extensive informal training in physics after auditing 25 courses at different universities in the New York City metropolitan area. Dr. Jacobson has also been a student of Albert Einstein's work throughout his life. Since his discovery of a new law of nature, Dr. Jacobson has focused his science, denoted as Jacobson Resonance, on medical therapy for more than a decade. His publishing credits include more than 60 articles, more than 15 abstracts, three book chapters and two books. He holds seven issued, allowed or pending United State of America patents, for three of which there are currently patents issued or pending in 75 foreign countries.

         Alfonso Serrato has been a director of the Company since June 1998. Mr. Serrato worked for Medtronic, Inc., a New York Stock Exchange company that is a leading manufacturer and distributor of medical devices around the world, from 1978 until 1996 in various capacities. His positions included Vice President of Worldwide Manufacturing and Vice President of Pacing Operations. He is the controlling person of Serrato Enterprises, L.L.C., a licensee of the Company and the entity that is spearheading the Company's European initiatives.

         Debra M. Jacobson has been a director, the Treasurer and the Secretary of the Company since August 1996 and Senior Vice President of the Company since September 1999. She has been married to Dr. Jacobson and served as his private secretary for approximately 25 years. As Dr. Jacobson has suffered from glaucoma for over 20 years, Ms. Jacobson has been invaluable as a research assistant and editor. Previously, Ms. Jacobson worked as a flight attendant for Eastern Airlines and as a secretary. She is a graduate of the prestigious Katherine Gibbs Secretarial School in New York, New York.

         Frank A. Chaviano joined the Company as Vice President in 1997 and subsequently became Senior Vice President and Chief Operating Officer. Previously, Mr. Chaviano served from 1996 to 1997 as Senior Vice President of American Healthcorp responsible for physician practice management and development. From 1994 until 1996, he was Senior Vice President of Integrated Health Services, Inc., and from 1992 until 1994, he was Senior Vice President of Integracare, Inc. In those positions Mr. Chaviano assisted with the acquisition and development of more than 100 medical practices.


ITEM 6.  EXECUTIVE COMPENSATION

         Dr. Jacobson, the Company's Chief Executive Officer, does not receive any cash or non-cash compensation from the Company. None of the executive officers of the Company received more than $100,000 in annual salary and bonus in any of the last three full fiscal years of the Company.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company is the exclusive licensee of Jacobson Resonance from Dr. Jacobson, who is the sole owner of all patents issued or filed. Dr. Jacobson is also the sole owner of all relevant Jacobson Resonance intellectual property. The Company has the exclusive rights to pursue whatever applications of Jacobson Resonance that it wants through October 2004. In return, the Company is obligated to pay Dr. Jacobson a 3% or 4% royalty on revenues, depending upon the application.

         The Company in March 1999 entered into a ten-year license agreement with Serrato Enterprises L.L.C., an entity controlled by Alfonso Serrato, a director of the Company, for the marketing and distribution of the Company's chronic pain reduction products in Europe, Africa and the Middle East, excluding Israel and the nations that formerly constituted the Union of Soviet Socialist Republics. The stated term of the agreement runs through the year 2008 and contains two automatic renewals thereafter of five year each, but is subject to earlier termination by either party upon at least 90 days' prior written notice to the other party. The Company is to receive a sales royalty of 16% of gross sales payable on a quarterly basis within 30 days after the end of each calendar quarter. The Company is also to receive a manufacturing license override fee of $1,000 for each 18" and 22" Jacobson Resonator and $1,500 for each seven foot Jacobson Resonator ordered by and delivered to the licensee. These fees are payable within 45 days of initial shipment of the product from the manufacturing facility.

         Mr. Serrato in November 1998 made a $60,000 one-year loan to the Company with interest at 7% per annum. He had the option at any time to convert the loan and any accrued interest into shares of the Company's common stock at $0.21 per share, which approximated the fair market value of the Company's common stock at the time the loan was made. In March 1999, he converted the loan and accrued interest into 291,305 shares of the Company's common stock.

         From time to time since late 1997 on approximately a quarterly basis, the Company has issued shares of its common stock to its executive officers either in lieu of cash compensation or as bonuses. For more information on these issuances, please see Item 4 of Part II entitled "Recent Sales of Unregistered Securities." Debra Jacobson, a director as well as an executive officer of the Company, has received stock in most of these issuances. The following table sets forth pertinent information on the issuances to Ms. Jacobson:

                                    Number of        Value per        Aggregate
                  Date                Shares           Share            Value
                  ----                ------           -----            -----
         November 1997                5,000            $0.15          $    750

              July 1998              83,334             0.35            29,167

          October 1998               25,000             0.25             6,250

         December 1998               30,000             0.25             7,500

            March 1999               98,572             0.35            34,500

             May 1999               200,000             0.35            70,000

ITEM 8.  DESCRIPTION OF SECURITIES

         The Company's Articles of Incorporation authorize the issuance of 100 million shares of Common Stock, $.001 par value per share, of which 35,760,718 shares were outstanding as of September 30, 1999. The Company's Articles of Incorporation also authorize the issuance of five million shares of preferred stock, $.001 par value per share, including 45,000 shares of Series A Convertible Preferred Stock. As of September 30, 1999, all of the 45,000 shares of Series A Convertible Preferred Stock were outstanding. None of the other shares of preferred stock were outstanding as of that same date.

Common Stock

         Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

         The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

         The holder of shares of the Series A Convertible Preferred Stock is entitled to 1,000 votes for each share on all matters to be voted on by the stockholders. The holder of the Series A Convertible Preferred Stock has no cumulative voting rights. The Series A Convertible Preferred stock is not entitled to any dividends and has a liquidation preference equal to its par value, which is a total of $45.00. At the option of the holder, up to one-third of the outstanding shares of the Series A Convertible Preferred Stock can be converted into shares of the Company's Common Stock beginning in May of each of the years 2000, 2001 and 2002. The conversion ratio is 1,000 shares of common stock for each share of Series A Convertible Preferred Stock.


Transfer Agent

         The transfer agent for the Common Stock is Florida Atlantic Stock Transfer, Inc., located at 7130 Nob Hill Road, Tamarac, Florida 33321.

                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's Common Stock is traded on the OTC Bulletin Board(R) under the Symbol "JRSE." The following table sets forth the range of the high and low sales prices for the Common Stock on the OTC Bulletin Board(R) for each of the first two calendar quarters of 1999 and each calendar quarter of 1998 and 1997. The source of the following information is AOL Online quotation services. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

            Quarter Ending                     High                Low
            --------------                     ----                ---
             June 30, 1999                     $3.12              $1.53
            March 31, 1999                      2.60               0.21

           December 31,1998                     0.50               0.18
          September 30, 1998                  0.6875               0.28
             June 30, 1998                     1.375               0.38
            March 31, 1998                      1.50               0.33

           December 31, 1997                    0.55               0.25
          September 30, 1997                    0.56               0.38
             June 30, 1997                     1.125             0.4375
            March 31, 1997                      2.06               1.00

         As of October 12, 1999, the Company had 619 shareholders of record.

         The Company has not declared or paid any dividends on its Common Stock. The Company currently intends to retain future earnings to fund the development and growth of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant.


ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         In June 1996, the Company issued 57,220,000 shares of its common stock to the sole shareholder of Jacobson Resonance Machines, Inc., in connection with its acquisition of that company. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") for this stock issuance.

         In May 1997, the Company converted 45,000,000 shares of its common stock held by Dr. Jerry I. Jacobson, the Chairman, President and Chief Executive Officer of the Company, into 45,000 shares of Series A Convertible Preferred Stock. The Company relied upon the exemption from registration contained in
Section 4(2) of the Securities Act for this stock conversion.

         In July 1996, the Company issued 10,000,000 shares of its common stock to private investors at $0.10 per share for a total offering price of $1,000,000. The Company relied upon the exemption from registration contained in Rule 504 promulgated pursuant to the Securities Act for this stock issuance. The Company later reacquired 3,000,000 of these shares in consideration for cancellation of the corresponding subscription receivable.

         In June through December 1997, the Company issued 760,000 shares of its common stock to three accredited investors for gross offering proceeds of $140,000. One of the three investors also received 5,000 shares of the Company's common stock valued at $934 for financial advisory services rendered. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act for these stock issuances.

         In March 1998, the Company raised $660,700 in a private placement by selling 4,404,663 shares of its common stock at $0.15 per share to accredited investors. The Company also issued 271,187 shares of its common stock for payment of commissions in connection with this offering. The Company relied upon the exemption from registration provided by Rule 506 of Regulation D promulgated pursuant to the Securities Act for this offering.

         In June 1998, the Company completed a second private placement to accredited investors and issued 2,017,999 shares of its common stock at $0.35 per share, or an aggregate of $706,300. The Company also issued warrants to purchase 2,107,999 shares at a price of $0.45 per share that can be exercised until December 2002. The Company paid $14,126 in commissions with respect to this offering. The Company relied upon the exemption from registration provided by Rule 506 of Regulation D promulgated pursuant to the Securities Act for this offering.

         In March 1999, the Company issued 291,305 shares of its common stock to one of its directors in satisfaction of a loan in the amount of $60,000 made to the Company by that director. The conversion price was $0.21 per share, which approximated the fair market value of the Company's common stock at the time when the loan was made. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act for this stock issuance.

         In June 1999, the Company made a private offering of $999,100 in original principal amount of 2% Convertible Debentures Due June 2, 2004, and warrants to purchase 900,000 shares of its common stock at $.001 per share. The debentures are convertible at the option of the holders at any time, and shall be converted at their maturity, into shares of common stock at the lesser of (1) $3.00 per share or (2) 75% of the average closing bid price per share for the five trading days immediately preceding the conversion date, subject to a minimum conversion price of $0.50 per share. Interest on the debentures is payable at conversion or maturity and can be in the form of either cash or shares of common stock, at the option of the Company. The Company received net offering proceeds of $891,390. To date, $874,280 in principal amount of the debentures, plus accrued interest, have been converted into 1,611,003 shares of common stock and all of the warrants have been exercised. The Company relied upon the exemption from registration provided by Rule 504 of Regulation D promulgated pursuant to the Securities Act for this offering.

         From time to time since late 1997 on approximately a quarterly basis, the Company has issued shares of its common stock to its executive officers either in lieu of cash compensation or as bonuses. The Company has relied upon the exemption from registration contained in Section 4(2) of the Securities Act for these stock issuances. The following table sets forth pertinent information on these issuances:

                           Number of          Number of      Value per       Aggregate
         Date              Recipients           Shares         Share           Value
         ----              ----------           ------         -----           -----

November 1997                   4              20,000         $0.15            $3,000

    April 1998                  2             170,000          0.15            25,500

    July 1998                   3             138,335          0.35            48,417

 October 1998                   3             100,000          0.25            25,000

December 1998                   3              90,000          0.25            22,500

   March 1999                   3             250,716          0.35            87,751

    May 1999                    2             275,000          0.35            96,250


         In October 1996 and February 1997, the Company issued 18,857 shares and 4,114 shares, respectively, of its common stock to an unaffiliated medical equipment vendor at a mutually agreed value of $1.75 per share, or an aggregate of $33,000 and $7,200, respectively, for the acquisition of medical research equipment. The Company relied upon the exemption from registration contained in
Section 4(2) of the Securities Act for these stock issuances.

         In December 1997 and January and June 1999, the Company issued 2,000 shares, 40,000 shares and 7,133 shares, respectively, of its common stock valued at $0.15 per share, $0.22 per share and $1.88 per share, respectively, or an aggregate of $300, $8,800 and $13,410, respectively, to an unaffiliated attorney for legal services rendered. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act for these stock issuances.

         In October 1998, the Company issued 94,880 shares of its common stock at a contractually agreed value of $0.35 per share, or $33,211 in the aggregate, to four members of its Sports Legends Committee for services. The Company also granted these individuals options to purchase an aggregate of 142,857 shares of the Company's common stock at $0.35 per share for a three-year period. The Company relied upon the exemption from registration provided by Rule 701 promulgated pursuant to the Securities Act for these securities issuances.

         From time to time, the Company has issued shares of its common stock to members of its Scientific Advisory Board for services rendered. The Company has relied upon the exemption from registration contained in Section 4(2) of the Securities Act for these stock issuances. The following table sets forth pertinent information on these issuances:

                              Number of             Value per         Aggregate
                  Date         Shares                 Share             Value
                  ----         ------                 -----             -----
           February 1997      4,000 (1)                $0.15             $600

          November 1997       5,000 (1)                 0.15              750

            January 1998      2,000                     0.15              300

              July 1998         750                     0.35              525

              July 1998         750                     0.35              525

            October 1998     10,000                     0.25            2,500

            October 1998      1,500 (1)                 0.25              375

           February 1999      1,300 (1)                 0.55              715

               May 1999         750 (1)                 0.35              263

              June 1999         650 (1)                 1.88            1,222

------------------

(1) One member of the Scientific Advisory Board received all of these stock issuances for services rendered.


         In October 1998, the Company issued 3,000 shares of its common stock valued at $0.25 per share, or $750 in the aggregate, to an individual for clinical research services rendered. The Company relied upon the exemption from registration contained in Section 4(2) promulgated pursuant to the Securities Act for this stock issuance.

         In December 1998, the Company issued 1,000 shares to each of two individuals for services rendered. The shares were valued at $0.25 per share, or $500 in the aggregate. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act for these stock issuances.

         In June 1999, the Company issued 75,000 shares of its common stock valued at $1.00 per share, or $75,000, to an individual unaffiliated with the Company as compensation for investor relations services rendered. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act for this stock issuance.

         In November 1998, the Company granted options to purchase an aggregate of 608,500 shares of its common stock at $0.35 per share to 17 grantees pursuant to its 1998 Stock Option Plan. The grantees consisted of three executive officers, one non-employee director, eight members of the Company's Scientific Advisory Board and five persons who provided services to the Company. The exercise period for all of the options is five years from date of grant. The options vest 50% upon issuance, 30% one year from date of issuance, 10% two years from date of issuance and 10% three years from date of issuance. The Company relied upon the exemption from registration provided by Rule 701 promulgated pursuant to the Securities Act for these securities issuances.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation eliminate the personal liability of a director or officer to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (1) acts or omission that involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of distributions in violation of the applicable provisions of the Nevada General Corporation Law. The Company's bylaws and the applicable provisions of the Nevada General Corporation Law permit indemnification of the Company's directors and officers so long as the statutory requirements for such indemnification are met. In addition, the Company's maintains $1,000,000 of directors' and officers' liability insurance coverage.


                                    PART F/S



         The unaudited financial statements of the Company as of June 30, 1999, and for the six months ended June 30, 1999 and 1998, are included in this report at Pages F-1 through F- 6. The audited financial statements of the Company as of December 31, 1998, and for the two years ended December 31, 1998 and 1997, are included in this report at Pages F-7 through F-17.

                          JACOBSON RESONANCE ENTERPRISES, INC.
                             A DEVELOPMENT STAGE ENTERPRISE
                                      BALANCE SHEET
                                       (Unaudited)

                                                                                          June 30,
                                                                                            1999
                                                                                       -------------
CURRENT ASSETS
    Cash                                                                                 $ 1,026,046
    Prepaid Expenses                                                                          17,511
                                                                                       -------------
        Total Current Assets                                                               1,043,557
    Property and Equipment, at Cost,  (Net of Accumulated
        Depreciation of $10,324)                                                               9,911

    Patent Costs                                                                              96,809
    Deferred Debt Costs (Net of Accumulated Amortization of $1,810)                          107,700
    Deposits                                                                                   3,995

                                                                                       -------------
        Total Assets                                                                     $ 1,261,972
                                                                                       =============


                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts Payable                                                                     $    11,748
                                                                                       -------------

        Total Current Liabilities                                                             11,748
                                                                                       -------------

LONG TERM LIABILITIES
     Debentures Payable                                                                      999,100
                                                                                       -------------

STOCKHOLDERS' EQUITY
    Preferred Stock $.001 Par Value, 5,000,000 Shares Authorized;
        Issued and Outstanding, 45,000 Shares                                                     45
    Common Stock, $.001 Par Value, 100,000,000 Shares Authorized;
        Issued and Outstanding, 34,142,897 Shares                                             34,143
    Additional Paid in Capital                                                             4,666,799
    Deficit Accumulated During the Development Stage                                      (4,405,189)
    Treasury Stock Common (600,000 Shares at Cost)                                              (600)
    Subscriptions Receivable                                                                 (44,074)
                                                                                       -------------

        Total Stockholders' Equity                                                           251,124
                                                                                       -------------

        Total Liabilities and Stockholders' Equity                                       $ 1,261,972
                                                                                       =============



   The accompanying notes are an integral part of these financial statements.


                      JACOBSON RESONANCE ENTERPRISES, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                            STATEMENTS OF OPERATIONS

                                   (Unaudited)




                                                                                     For the Period
                                                                                     from Inception
                                            For the Six Months Ended June 30,          to June 30,
                                                  1999           1998                      1999
                                            ------------    ------------            ----------------
REVENUES                                    $     16,581    $     19,433              $    141,713
                                            ------------    ------------              ------------

COSTS AND EXPENSES:
    General and Administrative                   692,736         316,981                 1,913,506
    Research and Development                      90,877          83,401                   571,813
                                            ------------    ------------              ------------

        Total Operating Expenses                 783,613         400,382                 2,485,319
                                            ------------    ------------              ------------

Other Income (Expense)
    Interest Income                               11,686           6,511                    28,690
    Interest Expense                          (2,089,923)             --                (2,090,273)
                                            ------------    ------------              ------------

NET LOSS                                    $ (2,845,269)   $   (374,438)             $ (4,405,189)
                                            ============    ============              ============



PER SHARE INFORMATION:

Net Loss Per Share:
    Basic                                   $      (0.09)   $      (0.01)
                                            ============    ============
    Diluted                                 $      (0.09)   $      (0.01)
                                            ============    ============

Shares Used to Compute Net Loss Per Share
    Basic                                     32,959,188      26,961,971
                                            ============    ============
    Diluted                                   32,959,188      26,961,971
                                            ============    ============

   The accompanying notes are an integral part of these financial statements.



                      JACOBSON RESONANCE ENTERPRISES, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the Period from Inception to June 30, 1999
                                   (Unaudited)



                                                                     COMMON STOCK               PREFERRED STOCK           ADDITIONAL
                                                             ---------------------------    -------------------------      PAID-IN
                                                                ISSUED         AMOUNT         ISSUED        AMOUNT         CAPITAL
                                                             ------------   ------------    ----------    -----------    -----------
 Issuance of Founders Stock at Par $.001                       57,220,000    $    57,220             --    $      --   $   (57,220)

 Recapitalization - June 4, 1996                                4,905,000          4,905             --           --        (4,905)

 Issuance of Common Stock at $.10 Per Share                    10,000,000         10,000             --           --       990,000

 Issuance of Common Stock at $1.75 Per Share                       18,857             19             --           --        32,981

 Purchase of Treasury Stock at Cost                                    --             --             --           --            --

 Conversion of Common Stock to Preferred Stock                (45,000,000)       (45,000)        45,000           45        44,955

 Net Loss                                                              --             --             --           --            --
                                                              -----------    -----------    -----------  -----------   -----------
 Balance, December 31, 1996                                    27,143,857         27,144         45,000           45     1,005,811

 Issuance of Common Stock for Services Rendered at
     Prices Between $.15 and $1.75 Per Share                       40,114             40             --           --        12,744

 Issuances of Common Stock from Private Placement at
     Prices Between $.15 and $.25 Per Share                       760,000            760             --           --       139,240

 Issuances of Common Stock out of Proceeds of
     Subscription Receivable                                           --             --             --           --            --

 Net Loss                                                              --             --             --           --            --
                                                              -----------    -----------    -----------  -----------   -----------
 Balance, December 31, 1997                                    27,943,971         27,944         45,000           45     1,157,795

Reacquisition of Common Shares and                             (3,000,000)        (3,000)            --           --      (450,000)
  Collection of Subscription Receivable

Cash Collection of Subscription Receivable                             --             --             --           --            --

Issuance of Common Stock from Private
   Placement at a Price of $.15 per Share                       4,675,850          4,676             --           --       659,294

Issuance of Common Stock from Private
   Placement at a Price of $.35 per Share                       2,017,999          2,018             --           --       690,156

Issuance of Common Stock for Services
   Rendered at Prices between $.15 and $.35 per Share             663,223            663             --           --       176,415

Fair Value of Options Issued to Consultants                            --             --             --           --         2,063

Net Loss                                                               --             --             --           --            --
                                                              -----------    -----------    -----------  -----------   -----------

 Balance December 31, 1998                                     32,301,043         32,301         45,000           45     2,235,723


(CONTINUED TABLE)
                                                                        DEFICIT
                                                                      ACCUMULATED
                                                                         DURING
                                                                       DEVELOPMENT    SUBSCRIPTION     TREASURY    STOCKHOLDERS'
                                                                         STAGE          RECEIVABLE      STOCK         EQUITY
                                                                      ------------    -------------  -----------   -------------



 Issuance of Founders Stock at Par $.001                               $      --      $      --         $   --      $        --

 Recapitalization - June 4, 1996                                              --             --             --               --

 Issuance of Common Stock at $.10 Per Share                                   --       (526,550)            --          473,450

 Issuance of Common Stock at $1.75 Per Share                                  --             --             --           33,000

 Purchase of Treasury Stock at Cost                                           --             --           (600)            (600)

 Conversion of Common Stock to Preferred Stock                                --             --             --               --

 Net Loss                                                               (292,325             --             --         (292,325)
                                                                     -----------    -----------           ----       ----------
 Balance, December 31, 1996                                             (292,325)      (526,550)          (600)         213,525

 Issuance of Common Stock for Services Rendered at
     Prices Between $.15 and $1.75 Per Share                                  --             --             --           12,784

 Issuances of Common Stock from Private Placement at
     Prices Between $.15 and $.25 Per Share                                   --             --             --          140,000

 Issuances of Common Stock out of Proceeds of
     Subscription Receivable                                                  --          5,000             --            5,000

 Net Loss                                                               (315,319)            --             --         (315,319)
                                                                     -----------    -----------           ----       ----------
 Balance, December 31, 1997                                             (607,644)      (521,550)          (600)          55,990

Reacquisition of Common Shares and                                            --        450,000             --           (3,000)
  Collection of Subscription Receivable

Cash Collection of Subscription Receivable                                    --         27,476             --           27,476

Issuance of Common Stock from Private
   Placement at a Price of $.15 per Share                                     --             --             --          663,970

Issuance of Common Stock from Private
   Placement at a Price of $.35 per Share                                     --             --             --          692,174

Issuance of Common Stock for Services
   Rendered at Prices between $.15 and $.35 per Share                         --             --             --          177,078

Fair Value of Options Issued to Consultants                                   --             --             --            2,063

Net Loss                                                                (952,276)            --             --         (952,276)
                                                                     -----------    -----------           ----       ----------

 Balance December 31, 1998                                            (1,559,920)       (44,074)          (600)         663,475


   The accompanying notes are an integral part of these financial statements.



                      JACOBSON RESONANCE ENTERPRISES, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
                 For the Period from Inception to June 30, 1999
                                   (Unaudited)


                                                                                                                        DEFICIT
                                                                                                                      ACCUMULATED
                                                    COMMON STOCK               PREFERRED STOCK          ADDITIONAL       DURING
                                           ---------------------------    -------------------------      PAID-IN      DEVELOPMENT
                                              ISSUED         AMOUNT         ISSUED        AMOUNT         CAPITAL         STAGE
                                           ------------   ------------    ----------    -----------    ------------   ------------
Balance December 31, 1998                   32,301,043         32,301         45,000            45       2,235,723     (1,559,920)

Issuance of Common Stock for Services
   Rendered at Prices between $.22 and
   $2.69 per Share                             650,549            651             -              -         282,761              -

Issuance of Common Stock  for Repayment
  of Debt                                      291,305            291             -              -          60,883              -

Issuance of Common Stock for Exercise
  of Warrants                                  900,000            900             -              -       1,754,100              -

Beneficial Conversion Feature on
   Convertible Debentures                            -              -             -              -         333,332              -

Net Loss                                             -              -             -              -               -     (2,845,269)
                                           -----------      ---------       -------          -----     -----------    ------------

 Balance, June 30, 1999                     34,142,897       $ 34,143        45,000           $ 45      $4,666,799    $(4,405,189)
                                           -----------      ---------       -------          -----     -----------    ------------


(CONTINUED TABLE)
                                                      SUBSCRIPTION     TREASURY     STOCKHOLDERS'
                                                        RECEIVABLE      STOCK           EQUITY
                                                      ------------     --------     -------------



Balance December 31, 1998                               (44,074)          (600)         663,475

Issuance of Common Stock for Services
   Rendered at Prices between $.22 and
   $2.69 per Share                                            -              -          283,412

Issuance of Common Stock  for Repayment
  of Debt                                                     -              -           61,174

Issuance of Common Stock for Exercise
  of Warrants                                                 -              -        1,755,000

Beneficial Conversion Feature on
   Convertible Debentures                                     -              -          333,332

Net Loss                                                      -              -       (2,845,269)
                                                      ---------         ------       ----------

 Balance, June 30, 1999                               $ (44,074)        $ (600)       $ 251,124
                                                      ---------         ------       ----------

   The accompanying notes are an integral part of these financial statements.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                                                           For the Period
                                                                                                           from Inception
                                                                   For the Six Months Ended June 30,         to June 30,
                                                                      1999                 1998                 1999
                                                                  --------------       --------------      --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
    Net Loss                                                          $(2,845,269)   $  (374,438)            $(4,405,189)
    Adjustments to Reconcile Net Loss to Net Cash Flows
       Used in Operating Activities:
            Depreciation                                                    2,583          2,394                  10,324
            Amortization                                                    1,810             --                   1,810
            Fair Value of Common Stock Issued for Services Rendered       283,412             --                 473,274
            Fair Value of Common Stock Issued for Interest Expense            824             --                     824
            Stock Issued for Conversion of Warrants
              Attributed to Interest                                    1,753,200             --               1,753,200
            Beneficial Conversion Feature of Debentures                   333,333             --                 333,333
            Fair Value of Options Issued                                       --             --                   2,063

        Changes is Operating Assets and Liabilities:
            Prepaid Expenses                                                3,123        (10,638)                (17,511)
            Other                                                              --        (13,990)
            Accounts Payable                                              (32,029)            --                  11,747
            Interest Payable                                                   --             --                     350
            Deposits                                                           --          5,100                  (3,995)
                                                                      -----------    -----------             -----------

Net Cash Flows Used in Operating Activities                              (499,013)      (391,572)             (1,839,770)
                                                                      -----------    -----------             -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------
    Purchase of Fixed Assets                                               (4,000)        (9,091)                (20,235)
    Patent Costs                                                           (5,011)       (17,263)                (96,809)
                                                                      -----------    -----------             -----------

Net Cash Flows Used in Investing Activities                                (9,011)       (26,354)               (117,044)
                                                                      -----------    -----------             -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------
    Purchase of Treasury Stock                                                 --             --                    (600)
    Proceeds from Note Payable                                                 --             --                  60,000
    Proceeds From Issuance of Debentures                                  890,490             --                 890,490
    Proceeds From Exercise of Warrants                                        900             --                     900
    Proceeds from Issuance of Common Stock
        from Subscriptions Receivable                                          --        473,388                 653,976
    Proceeds from Issuance of Common Stock                                     --        299,697               1,378,094
                                                                      -----------    -----------             -----------

Net Cash Flows Provided by Financing Activities                           891,390        773,085               2,982,860
                                                                      -----------    -----------             -----------

Net Increase in Cash and Cash Equivalents                                 383,366        355,159               1,026,046

Cash - Beginning of Period                                                642,680          3,802                      --
                                                                      -----------    -----------             -----------

Cash - End of Period                                                  $ 1,026,046    $   358,961             $ 1,026,046
                                                                      ===========    ===========             ===========


SUPPLEMENTAL CASH FLOW INFORMATION:
-----------------------------------
    Cash paid for:
        Income Taxes                                                  $        --    $        --             $        --
                                                                      ===========    ===========             ===========

        Interest                                                      $        --    $        --             $        --
                                                                      ===========    ===========             ===========


NONCASH INVESTING AND FINANCING ACTIVITIES:
-------------------------------------------

  Issuance of Common Stock for Repayment of Debt                      $    60,350    $        --             $        --
                                                                      ===========    ===========             ===========

  Subscriptions Receivable for Issuance of Common Stock               $      --      $        --             $   698,050
                                                                      ===========    ===========             ===========

   The accompanying notes are an integral part of these financial statements.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 1999
                                   (Unaudited)



NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Jacobson Resonance Enterprises, Inc., have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1999, are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. For further information refer to the financial statements and footnotes for the year ended December 31, 1998 included elsewhere herein.


NOTE 2 - STOCKHOLDERS' EQUITY

During the six months ended June 30, 1999, the Company issued 650,549 common shares for services. The services were charged to operations and have been recorded at the quoted market value at the date of issuance or per an agreement which aggregated $283,412.

The Company issued 291,305 common shares for the repayment of debt of $60,350 and interest expense of $824.

The Company issued $1,000,000 in 2% convertible debentures due June 2, 2004, and warrants to purchase 900,000 shares of its common stock at $.001 per share. The Company received net proceeds of approximately $890,000 after costs which are being amortized over the life of the debentures. As a result of the conversion feature (75% of the quoted market of the common stock) and the beneficial aspect to the recipient, the Company recognized an interest charge of $333,333. The debentures were immediately convertible and the $333,333 of interest has been charged to current operations.

Additionally, warrants to purchase 900,000 shares of the Company's common stock were exercised for $900 when the market price was $1.95 a share. As these warrants were issued and exercised at the time of the issuance of the debentures, the difference between the market value and the warrant exercise price was also considered a beneficial conversion price for accounting purposes. Accordingly, this transaction resulted in a $1,754,100 charge to interest expense in the current period.

Subsequent to June 30, 1999, through August 6, 1999, $874,280 of the 2% convertible debentures were converted into common stock. On July 16, 1999, $100,000 of principal plus interest was converted into 144,645 shares of common stock, on July 22, 1999, $225,000 of principal plus interest was converted into 363,892 shares of common stock and on August 6, 1999 $549,280 of principal plus interest was converted into 1,102,466 shares of common stock.

To the Board of Directors
Jacobson Resonance Enterprises, Inc.
Boca Raton, Florida

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Jacobson Resonance Enterprises, Inc. (a development stage enterprise) as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacobson Resonance Enterprises, Inc. (a development stage enterprise) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has no significant revenue from operations. It is utilizing technology which may require substantial expenditures to successfully market. The Company must successfully complete its product development and marketing efforts. As a result the Company may need additional funds. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of the foregoing uncertainties.





Millward & Co. CPAs
Fort Lauderdale, Florida
January 29, 1999


                      JACOBSON RESONANCE ENTERPRISES, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                                  BALANCE SHEETS




                                                                                            December 31,
                                                                                 --------------------------------

                                                                                     1998                 1997
                                                                                 ------------          ----------
CURRENT ASSETS
    Cash                                                                              $   642,680    $     3,802
    Prepaid Expenses                                                                       20,634          6,675
                                                                                      -----------    -----------

        Total Current Assets                                                              663,314         10,477
    Property and Equipment, at Cost,  (Net of Accumulated Depreciation of
        $7,741 and $2,898 at December 31, 1998 and 1997, respectively)                      8,494          3,690

    Patent Costs                                                                           91,798         50,190

    Deposits                                                                                3,995          3,675
                                                                                      -----------    -----------

        Total Assets                                                                  $   767,601    $    68,032
                                                                                      ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Note Payable                                                                      $    60,350    $        --
    Accounts Payable                                                                       43,776         12,042
                                                                                      -----------    -----------

        Total Current Liabilities                                                         104,126         12,042
                                                                                      -----------    -----------

STOCKHOLDERS' EQUITY
    Preferred Stock $.001 Par Value, 5,000,000 Shares Authorized;
        Issued and Outstanding, 45,000 Shares in 1998 and
        45,000 Shares in 1997                                                                  45             45
    Common Stock, $.001 Par Value, 100,000,000 Shares Authorized;
        Issued and Outstanding, 32,301,043 Shares in 1998
        and 27,943,971 Shares in 1997                                                      32,301         27,944
    Additional Paid in Capital                                                          2,235,723      1,157,795
    Deficit Accumulated During the Development Stage                                   (1,559,920)      (607,644)
    Treasury Stock Common (600,000 Shares)                                                   (600)          (600)
    Subscriptions Receivable                                                              (44,074)      (521,550)
                                                                                      -----------    -----------

        Total Stockholders' Equity                                                        663,475         55,990
                                                                                      -----------    -----------

        Total Liabilities and Stockholders' Equity                                    $   767,601    $    68,032
                                                                                      ===========    ===========

   The accompanying notes are an integral part of these financial statements.


                      JACOBSON RESONANCE ENTERPRISES, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                             STATEMENTS OF OPERATIONS


                                                                                  For the Year Ended                 For the Period
                                                                                     December 31,                    from Inception
                                                                   --------------------------------------------      to December 31,
                                                                        1998                           1997                1998
                                                                   -------------                   ------------      ---------------
REVENUES                                                            $     58,846                   $     66,286      $    125,132
                                                                    ------------                   ------------      ------------

COSTS AND EXPENSES:
    General and Administrative                                           794,977                        276,958         1,220,770
    Research and Development                                             232,799                        104,647           480,936
                                                                    ------------                   ------------      ------------

        Total Operating Expenses                                       1,027,776                        381,605          1,701,706
                                                                    ------------                   ------------

    Interest Income ( Net of Expense of $350)                             16,654                             --             16,654
                                                                    ------------                   ------------      -------------

NET LOSS                                                            $   (952,276)                  $   (315,319)     $  (1,559,920)
                                                                    ============                   ============      =============



PER SHARE INFORMATION:

Net Loss Per Share:
    Basic                                                           $      (0.03)                  $      (0.01)
                                                                    ============                   ============
    Diluted                                                         $      (0.03)                  $      (0.01)
                                                                    ============                   ============

Shares Used to Compute Net Loss Per Share
    Basic                                                             29,374,150                     26,743,278
                                                                    ============                   ============
    Diluted                                                           29,678,400                     26,743,278
                                                                    ============                   ============

   The accompanying notes are an integral part of these financial statements.


                      JACOBSON RESONANCE ENTERPRISES, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               For the Period from Inception to December 31, 1998





                                                                                                                          DEFICIT
                                                                                                                        ACCUMULATED
                                                   COMMON STOCK                PREFERRED STOCK           ADDITIONAL       DURING
                                          ----------------------------------------------------------      PAID-IN       DEVELOPMENT
                                             ISSUED         AMOUNT          ISSUED         AMOUNT         CAPITAL          STAGE
                                          ------------    -----------    ------------   ------------    -----------    ------------
Issuance of Founders Stock at Par $.001        57,220,000    $    57,220             --   $        --   $   (57,220)   $        --

Recapitalization - June 4, 1996                 4,905,000          4,905             --            --        (4,905)            --

Issuance of Common Stock at $.10 Per Share     10,000,000         10,000             --            --       990,000             --

Issuance of Common Stock at $1.75 Per Share        18,857             19             --            --        32,981             --

Purchase of Treasury Stock at Cost                     --             --             --            --            --             --

Conversion of Common Stock to Preferred Stock (45,000,000)       (45,000)        45,000            45        44,955             --

Net Loss                                               --             --             --            --            --       (292,325
                                              -----------    -----------    -----------   -----------   -----------    -----------
Balance, December 31, 1996                     27,143,857    $    27,144         45,000   $        45   $ 1,005,811    $  (292,325)

Issuance of Common Stock for Services
    Rendered at Prices Between $.15 and
    $1.75 Per Share                                40,114             40             --            --        12,744             --

Issuances of Common Stock from Private
    Placement at Prices Between $.15 and
    $.25 Per Share                                760,000            760             --            --       139,240             --

Collection of Subscription Receivable                  --             --             --            --            --             --

Net Loss                                               --             --             --            --            --       (315,319)
                                              -----------    -----------    -----------   -----------   -----------    -----------
Balance, December 31, 1997                     27,943,971    $    27,944         45,000   $        45   $ 1,157,795    $  (607,644)

Reacquisition of Common Shares and             (3,000,000)        (3,000)            --            --      (450,000)            --
  Collection of Subscription Receivable

Cash Collection of Subscription Receivable             --             --             --            --            --             --

Issuance of Common Stock from Private
   Placement at a Price of $.15 per Share       4,675,850          4,676             --            --       659,294             --

Issuance of Common Stock from Private
   Placement at a Price of $.35 per Share       2,017,999          2,018             --            --       690,156             --

Issuance of Common Stock for Services
   Rendered at Prices between $.15 and $.35
   per Share                                      663,223            663             --            --       176,415             --

Fair Value of Options Issued to Consultants            --             --             --            --         2,063             --

Net Loss                                               --             --             --            --            --       (952,276)
                                              -----------    -----------    -----------   -----------   -----------    -----------

 Balance December 31, 1998                     32,301,043    $    32,301         45,000   $        45   $ 2,235,723    $(1,559,920)
                                              -----------    -----------    -----------   -----------   -----------    -----------

(CONTINUED TABLE)
                                                                    SUBSCRIPTION    TREASURY      STOCKHOLDERS'
                                                                      RECEIVABLE      STOCK           EQUITY
                                                                    -----------    ------------   ------------
 Issuance of Founders Stock at Par $.001                           $        --    $        --    $        --

 Recapitalization - June 4, 1996                                            --             --             --

 Issuance of Common Stock at $.10 Per Share                           (526,550)            --        473,450

 Issuance of Common Stock at $1.75 Per Share                                --             --         33,000

 Purchase of Treasury Stock at Cost                                         --           (600)          (600)

 Conversion of Common Stock to Preferred Stock                              --             --             --

 Net Loss                                                                   --             --       (292,325)
                                                                   -----------           ----    -----------
Balance, December 31, 1996                                         $  (526,550)   $      (600)   $   213,525

Issuance of Common Stock for Services
    Rendered at Prices Between $.15 and
    $1.75 Per Share                                                         --             --         12,784

Issuances of Common Stock from Private
    Placement at Prices Between $.15 and
    $.25 Per Share                                                          --             --        140,000

Collection of Subscription Receivable                                    5,000             --          5,000

Net Loss                                                                    --             --       (315,319)
                                                                   -----------    -----------    -----------
Balance, December 31, 1997                                         $  (521,550)   $      (600)   $    55,990

Reacquisition of Common Shares and                                     450,000             --         (3,000)
  Collection of Subscription Receivable

Cash Collection of Subscription Receivable                              27,476             --         27,476

Issuance of Common Stock from Private
   Placement at a Price of $.15 per Share                                   --             --        663,970

Issuance of Common Stock from Private
   Placement at a Price of $.35 per Share                                   --             --        692,174

Issuance of Common Stock for Services
   Rendered at Prices between $.15 and $.35
   per Share                                                                --             --        177,078

Fair Value of Options Issued to Consultants                                 --             --          2,063

Net Loss                                                                    --             --       (952,276)
                                                                   -----------    -----------    -----------

 Balance December 31, 1998                                         $   (44,074)   $      (600)   $   663,475
                                                                   -----------    -----------    -----------

   The accompanying notes are an integral part of these financial statements.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                             STATEMENTS OF CASH FLOWS



                                                                                    For the Year Ended             For the Period
                                                                                       December 31,                from Inception
                                                                          ------------------------------------     to December 31,
                                                                                1998                1997                1998
                                                                          -----------------   ----------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
    Net Loss                                                                 $  (952,276)       $  (315,319)       $   (1,559,920)
    Adjustments to Reconcile Net Loss to Net Cash Flows
        From (Used in) Operating Activities:
            Depreciation                                                           4,843              1,932                 7,741
            Stock Issued for Services Rendered                                   177,078             12,784               189,862
            Fair Value of Options Issued                                           2,063                 --                 2,063

        Changes is Operating Assets and Liabilities:
            Prepaid Insurance                                                    (13,959)            (2,750)              (20,634)
            Interest Payable                                                         350                 --                   350
            Deposits                                                                (320)            (2,675)               (3,995)
            Accounts Payable                                                      31,734                869                43,776
                                                                             -----------        -----------        --------------

Net Cash Flows Used in Operating Activities                                     (750,487)          (305,159)           (1,340,757)
                                                                             -----------        -----------        --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------
    Purchase of Fixed Assets                                                      (9,647)                --               (16,235)
    Patent Costs                                                                 (41,608)           (29,628)              (91,798)
                                                                             -----------        -----------        --------------

Net Cash Flows Used in Investing Activities                                      (51,255)           (29,628)             (108,033)
                                                                             -----------        -----------        --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------
    Proceeds From Note Payable                                                    60,000                 --                60,000
    Purchase of Treasury Stock                                                        --                 --                  (600)
    Proceeds from Issuance of Common Stock                                       903,144            140,000             1,378,094
    Proceeds from Issuance of Common Stock from Subscription Receivable          477,476            176,500               653,976
                                                                             -----------        -----------        --------------

Net Cash Flows Provided by Financing Activities                                1,440,620            316,500             2,091,470
                                                                             -----------        -----------        --------------

Net Increase (Decrease) in Cash and Cash Equivalents                             638,878            (18,287)              642,680

Cash - Beginning of Period                                                         3,802             22,089                    --
                                                                             -----------        -----------        --------------

Cash - End of Period                                                         $   642,680        $     3,802               642,680
                                                                             ===========        ===========        ==============


SUPPLEMENTAL CASH FLOW INFORMATION:
-----------------------------------
    Cash paid for:
        Income Taxes                                                         $        --        $        --        $           --
                                                                             ===========        ===========        ==============

        Interest                                                             $        --        $        --        $           --
                                                                             ===========        ===========        ==============

   The accompanying notes are an integral part of these financial statements.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                          Year Ended December 31, 1998



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on March 6, 1988, in the State of Nevada. The Company is in the development stage and its intent was to locate suitable business ventures to acquire. On June 4, 1996, the Board of Directors of Pioneer Services International, Ltd. voted to acquire 100% of the outstanding shares of Jacobson Resonance Machines, Inc. in exchange for the issuance of 57,220,000 shares of its common stock. The Company and Jacobson Resonance Machines, Inc. had no activity prior to the acquisition. In 1998 the Company changed its name to Jacobson Resonance Enterprises, Inc.

As a result of the exchange of stock, the former stockholders of Jacobson Resonance Machines, Inc. owned 57,220,000 restricted common shares or 92% after the recapitalization of the Company. Accordingly, this transaction has been treated, for financial reporting purposes, as a reverse acquisition in which Jacobson Resonance Machines, Inc. was recapitalized by providing 4,905,000 shares of Pioneer Services International, Ltd. Common stock to its existing stockholders. The 1996 shareholders' equity section reflects the change in the capital structure due to the reverse acquisition. As a result, $4,905 was transferred to common stock from additional paid-in capital (see Note 7).

The Company is a bio-tech and bio-medical company involved in the development of resonance and electro-magnetic equipment, process and applications. Applications for the use of resonance technology in the medical, food, agricultural, recreational, pharmaceutical, and environmental industries are currently being pursued.

Basis of Presentation

The Company is in the development stage and the Company's operations are subject to all of the risks inherent of an emerging business enterprise. The Company has incurred an operating loss of $952,276 and $315,319 for the years ended December 31, 1998 and 1997, respectively. No assurance exists that the Company will not encounter substantial delays and expenses related to financing its successful completion of its product development and marketing efforts and/or other unforeseen difficulties. The Company will be required to expand its management and administrative capabilities in order to manage the aforementioned items as well as respond to competitive conditions. These and other factors may require additional funds and the Company may seek such funds through additional equity financings, debt financings, collaborative arrangements or from other sources. Such funds may not be available on terms acceptable to the Company. Based on the Company's current plans and assumptions, the Company believes its cash on-hand and subsequent financing will be sufficient to fund its anticipated operations through fiscal 1999 (see Notes 2 and 7).

Per Share Data

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), which establishes new standards for computing and presenting earnings per share ("EPS") effective for periods ending after December 15, 1997. FAS 128 requires a dual presentation of basic and diluted EPS. Because of losses from continuing operations, the effect of stock options and warrants is antidilutive. Accordingly, the Company's presentation of diluted earnings per share is the same as that of basic earnings per share in all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and other highly liquid debt instruments with an original maturity of less than three months.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                          Year Ended December 31, 1998



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

Property and Equipment

Computers and equipment are stated at cost. Depreciation is charged to operations over the estimated useful lives of 3-5 years.

Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $4,843 and $1,932, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes are determined based upon the difference between the financial statement carrying amount and the tax basis of assets and liabilities using tax rates expected to be in effect in the years in which the differences are expected to reverse.

As of December 31, 1998, the Company has net operating losses amounting to approximately $952,276 which the Company has elected to carry forward for tax purposes and accordingly, the loss may be carried forward and used to offset taxable earnings of future years. The net operating loss carryover will expire in the year 2013 if not used in any intervening years. The operating losses may be limited to the extent an "ownership" change occurs. As the utilization of such operating loss for tax purposes is not assured, the deferred tax asset has been fully reserved through the recording of a 100% valuation allowance.

Research and Development

Research and development costs are charged to operations when incurred and are included in operating expenses.

Stock Based Compensation

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. SFAS 123 allows either the adoption of a fair value method of accounting for stock-based compensation plans or continuation of accounting under Accounting Principles Board ("APB") Opinion No. 25 Accounting For Stock Issued To Employees, and related interpretations with supplemental disclosures. The Company has chosen to account for all stock based arrangements under which employees receive shares of the Company's stock under APB 25 and make the related disclosures under SFAS 123.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                          Year Ended December 31, 1998




NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

Financial Instruments and Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable. The Company invests its excess cash in high quality short-term liquid money market instruments with major financial institutions and the carrying value approximates market value. The Company does not have significant trade receivables.

The Company believes it is not exposed to any significant credit risk on cash and/or notes receivable.


NOTE 2 - SUBSCRIPTION RECEIVABLE

During the year the Subscription Receivable was reduced by $450,000, which represented the remarketing of 3,000,000 common shares. The Company received a note receivable as security for the outstanding balance. The balance on the note receivable at December 31, 1998 was $44,074.

NOTE 3 - PATENT COSTS

Patent costs represent legal expenses associated with the application to obtain certain patents. Upon obtaining these patents, they will be amortized and charged to operations over their estimated useful lives.


NOTE 4 - NOTE PAYABLE

On November 30, 1998, the Company received a short-term loan in the amount of $60,000 from a related party. This loan is due and payable on November 30, 1999, together with interest which accrues at 7% per annum. The holder of the note has been given an option to convert the note and any accrued interest at any time prior to maturity into fully-paid shares of the Company's common stock, par value $.001 per share equal to $.21 per share.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

(A)      Operating Lease

The Company is currently renting office space in Boca Raton, Florida and Juno Beach, Florida, pursuant to operating leases which expire July 31, 2003 and August 31, 1999, respectively. Rent expense for the years ended December 31, 1998 and 1997 amounted to $81,676 and $44,689, respectively.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                          Year Ended December 31, 1998



NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments for the non-cancelable operating lease are:

Year Ended December 31,

         1999                                              $    53,227
         2000                                                   44,959
         2001                                                   44,959
         2002                                                   44,959
         2003                                                   26,226
         Thereafter                                                  -
                                                           -----------
                                                           $   214,330
                                                           ===========

NOTE 6 - 1998 STOCK OPTION PLAN

In November, 1998, the Company's board of directors approved the 1998 Stock Option Plan (the Plan). The Plan authorizes the granting of both incentive stock options and non-statutory stock options up to a total of 10,000,000 shares. The Plan authorizes the granting of both incentive stock options and non-statutory stock options. The option price for non-statutory stock options may be less than, equal to, or greater than the fair market value on the date the option is granted, whereas for incentive stock options, the price will be at least 100% of the fair market value. Compensation expense, representing the difference between the exercise price and the fair market value at date of grant, is recognized over the vesting or service period. For all the periods presented substantially all of the options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The board of directors granted 608,500 options to eligible persons. The right to exercise the options shall vest annually as follows:

(1) The right to exercise the options and to acquire 50% of the shares of stock underlying the option vests as the date granted.

(2) The right to exercise the option and acquire 30% of the shares of stock one year after the date it is granted.

(3) The right to exercise the option and acquire 10% of the shares of stock two years after the date it is granted.

(4) The right to exercise the option and acquire 10% of the shares of stock three years after the date it is granted.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                          Year Ended December 31, 1998



NOTE 6 - 1998 STOCK OPTION PLAN (continued)

Had compensation expense for the Company's stock option plans been determined based on the fair value of the underlying common stock at the grant dates, consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, the Company's net loss and net loss per share would have been as follows:

                                             Fiscal Year Ended
                             December 31, 1998              December 31, 1997
                             -----------------              -----------------
Net loss:
    As reported                  ($    952,276)               ($    315,319)
    Pro forma                    ($  1,043,551)               ($    315,319)

Basic and diluted
    Loss per share:
      As reported                ($.03)                       ($.01)
      Pro forma                  ($.04)                       ($.01)

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 1998 risk-free interest rate of 5.5%, dividend yield of 0%, volatility factor of the expected market price of the Company's common stock of 131.09%, and an expected life of the option of 5 years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


NOTE 7- STOCKHOLDERS' EQUITY

During May 1997, the Company's Board of Directors authorized the conversion of 45,000,000 shares of its common stock into 45,000 shares of its Preferred Stock, these shares belong to The Company's President. The shares were converted at a conversion rate of 1 share of Series A Preferred stock for 1,000 Shares of Common Stock. Each share of Preferred Stock is convertible into 1,000 shares of Common Stock as follows: 1/3 at the option of the holder beginning three years from issuance, 1/3 at the option of the holder, beginning four years from issuance, and the final 1/3 beginning five years from issuance. The May 1997 conversion has been accounted for as if it had occurred as of December 31, 1996.

In 1997, the Company issued 40,114 shares of common stock for services with a fair value of $12,784. The Company completed a private placement of 760,000 shares of common stock for net proceeds of $140,000.

                      JACOBSON RESONANCE ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                          Year Ended December 31, 1998




NOTE 7- STOCKHOLDERS' EQUITY (continued)

The Company completed two private placements during 1998. In March, 1998, the Company issued 4,075,850 shares of common stock pursuant to a private placement for a price of $.15 per share. In connection with this private placement, the Company issued 271,187 shares for commissions.

In June, 1998, there was a second private placement whereby the Company issued 2,017,999 shares for a price of $.35 per share. Each share includes a warrant to purchase additional common shares at a price of $.45 per share for a four-year period ended December, 2002. Fees paid relating to this private placement were $14,126 and have been charged to additional paid in capital. In addition, 40,360 warrants were issued to purchase 40,360 common shares at $.35 per share. The warrants expire December, 2002, and were issued for services relating to the private placement.

The Company reacquired 3,000,000 common shares issued in 1996 and cancelled a subscription receivable in the amount of $450,000 for the purchase of such shares and received a note receivable in the amount of $71,550. During the year $27,476 was collected from the note receivable which will be recorded at a value of $.35 when earned.

During the year the Company issued 663,223 common shares for services. The services were charged to operations and have been recorded at the quoted market value at the date of issuance. Included in the shares are 94,888 shares pursuant to a continuing agreement at a quoted market value of $.35 per share.

The continuing agreement requiring personality endorsements provides for the issuance of shares at future dates of the following shares:

                                    1999             195,000 shares
                                    2000             205,000 shares

In addition, the Company issued and aggregated 142,857 options to purchase common shares at $.35 per share (the quoted market value) for a three-year period ended October 15, 2001. The value of the options using the Black-Scholes formula amounted to $37,142 and is being amortized over a three-year period commencing in November, 1998. Amortization during 1998 amounted to $2,063 and has been charged to operations.


NOTE 8- SUBSEQUENT EVENT

Patent litigation involving Dr. Jerry I. Jacobson, Chief Executive Officer of Jacobson Resonance Enterprises, Inc., and other parties were settled. The settlement was approved by all parties and the court. As part of the settlement, the Company agreed to issue warrants to the other parties and/or Dr. Jacobson to purchase common shares of the Company. The Company will receive an exclusive license to certain patents of Dr. Jacobson, and an employment and non-competition agreement from Dr. Jacobson.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit Number        Exhibit Description
--------------        -------------------


2.1                   Articles of Incorporation, as amended

2.2                   Bylaws, as amended

3.1                   Specimen Common Stock Certificate

3.2                   Specimen Series A Convertible Preferred Stock Certificate

3.3                   Specimen 1998 Warrant Agreement

3.4                   Specimen 1998 Placement Agent Warrant Agreement

3.5                   Specimen 2% Convertible Debenture

6.1 Patent License Agreement Dated October 6, 1999, Between Dr. Jerry I. Jacobson and the Company

6.2 License Agreement Dated February 23, 1999, Between the Company and Serrato Enterprises L.L.C.

6.3                   1998 Stock Option Plan

                                   SIGNATURES
                                   ----------



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   JACOBSON RESONANCE ENTERPRISES, INC.


Date:  October 12, 1999            By: /s/  Jerry I. Jacobson
                                      ------------------------------------------
                                      Jerry I. Jacobson, Chief Executive Officer
                                      and President